Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Clearwater Paper Salaried 401(k) Plan:

We consent to the incorporation by reference in the registration statement (No. 333-156136) on Form S-8 of Clearwater Paper Salaried 401(k) Plan of our report dated June 17, 2011, with respect to the statements of net assets available for benefits of the Clearwater Paper Salaried 401(k) Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Clearwater Paper Salaried 401(k) Plan.

Seattle, Washington

June 17, 2011